SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. __)*




                            Harvey Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                           (Title Class of Securities)

                                    417660107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 21, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                    |_|    Rule 13d-1(b)
                    |X|    Rule 13d-1(c)
                    |_|    Rule 13d-1(d)


                                Page 1 of 7 pages

                                  SCHEDULE 13G
----------------------------                        ----------------------------

CUSIP No.  417660107                                     Page 2 of 7 Pages
----------------------------                        ----------------------------


--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Ronald I. Heller
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|_|
                                                                         (b)|_|

--------- ----------------------------------------------------------------------

3         SEC USE ONLY


--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------- ------ ----------------------------------------------

                           5      SOLE VOTING POWER

                                  114,200 shares
NUMBER OF
SHARES
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY
EACH                       6      SHARED VOTING POWER
REPORTING
PERSON                             -0-
WITH
                           ------ ----------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                  114,200 shares
                           ------ ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                  -0-
--------- ----------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          194,900 Shares
--------- ----------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*                                           |_|


--------- ----------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.9%
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
----------------------------                        ----------------------------

CUSIP No.  417660107                                     Page 3 of 7 Pages
----------------------------                        ----------------------------


--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Joyce L. Heller
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|_|
                                                                         (b)|_|

--------- ----------------------------------------------------------------------

3         SEC USE ONLY


--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------- ------ ----------------------------------------------

                           5      SOLE VOTING POWER

                                  80,700 shares
NUMBER OF
SHARES
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY
EACH                       6      SHARED VOTING POWER
REPORTING
PERSON                             -0-
WITH
                           ------ ----------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                  80,700 shares
                           ------ ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                  -0-
--------- ----------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          194,900 Shares
--------- ----------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*                                           |_|


--------- ----------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.9%
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

     (a)  Name of Issuer: Harvey Electronics, Inc. (the "Company")

     (b)  Address of Issuer's Principal Executive Offices:
          7205 Chubb Avenue
          Lyndhurst , New Jersey 07071

Item 2.

     (a)  Name of Persons Filing:
          Ronald I. Heller ("Ronald")
          Joyce L. Heller ("Joyce")

     (b)  Address of Principal Business Office or, if none, Residence:
          The address of each reporting person is:
          74 Farview Road
          Tenafly, New Jersey 07670

          The statement on this Schedule 13G is filed on behalf of the persons listed above pursuant to Rule 13d-1(k)(1). The Joint Filing Agreement dated November 26, 2002 between Ronald and Joyce is set forth in
          Exhibit I hereto and is incorporated herein by reference.

     (c)  Citizenship:  Each reporting person is a United States Citizen

     (d) Title of Class of Securities: Common Stock, $.01 par value ("Common Stock")

     (e)  CUSIP Number: 417660107

Item 3.
           If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)|_| Broker or dealer registered under Section 15 of the Exchange Act
                  (b)|_|   Bank as defined in Section 3(a)(6) of the Exchange
                           Act
                  (c)|_| Insurance company as defined in Section 3(a)(19) of the Exchange Act
                  (d)|_| Investment company registered under Section 8 of the Investment Company Act
                  (e)|_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
                  (f)|_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
                  (g)|_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
                  (h)|_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
                  (i)|_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
                  (j)|_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned:

          Ronald has sole and dispositive power over 114,200 shares ("Shares") of Common Stock held of record by The Delaware Charter Guarantee & Trust Co., for benefit of the Ronald I. Heller IRA ("Ronald IRA"). Joyce, the wife of Ronald, has sole and dispositive power over 80,700

                                Page 4 of 7 pages

          Shares of Common Stock held of record by The Delaware Charter Guarantee & Trust Co., for benefit of the Joyce L. Heller IRA ("Joyce IRA"). Although Ronald disclaims any voting or dispositive power over the shares held by the Joyce IRA and Joyce disclaims any voting or dispositive power over the shares held by the Ronald IRA, each of them may be deemed to beneficially own such shares pursuant to the interpretations of the Securities and Exchange Commission.

          Accordingly, Ronald and Joyce may each be deemed to beneficially own an aggregate of 194,900 Shares of Common Stock of the Company.

     (b) Percent of Class: Each reporting person may be deemed to beneficially own 5.9% the Common Stock of the Company.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct vote:
               Ronald I. Heller: 114,200 Shares
               Joyce L. Heller: 80,700 Shares

          (ii) Shared power to vote or to direct vote:
               Ronald I. Heller: -0-
               Joyce L. Heller: -0-

         (iii) Sole power to dispose or to direct the disposition of:
               Ronald I. Heller: 114,200 Shares
               Joyce L. Heller: 80,700 Shares

          (iv) Shared power to dispose or to direct the disposition of:
               Ronald I. Heller: -0-
               Joyce L. Heller: -0-

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                Page 5 of 7 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 26, 2002
                                                         /s/ Ronald I. Heller
                                                         -----------------------
                                                         Ronald I. Heller


                                                         /s/ Joyce L. Heller
                                                         -----------------------
                                                         Joyce L. Heller

                                Page 6 of 7 pages

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT

     AGREEMENT dated as of November 26, 2002, between Ronald I. Heller and Joyce
L. Heller (together, the "Parties").

     Each Party hereto represents to the other Party that it is eligible to use
Schedule 13G to report its beneficial interest in shares of common stock, $.01 par value per share, of Harvey Electronics, Inc. ("Schedule 13G") and it will file the Schedule 13G on behalf of itself.

     Each of the Parties agrees to be responsible for the timely filing of the
Schedule 13G and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.



                                                         /s/ Ronald I. Heller
                                                         -----------------------
                                                         Ronald I. Heller


                                                         /s/ Joyce L. Heller
                                                         -----------------------
                                                         Joyce L. Heller

                                Page 7 of 7 pages